NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
TUESDAY NOVEMBER 27, 2012

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of NXT Energy Solutions Inc. (the “Corporation”) will be held at the Calgary Petroleum Club (Cardium Room) located at 319 - 5th Avenue S.W., Calgary, Alberta, Canada at 3:00 pm (Calgary time) on November 27, 2012 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2011 and the report of the auditors thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint auditors of the Corporation for the ensuing year at a remuneration to be determined by the Board of Directors;

4.
to consider and, if thought appropriate, to pass an ordinary resolution approving and ratifying the Corporation’s amended and restated stock option plan (the “Stock Option Plan”) as required annually by the TSX Venture Exchange; and

5.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular and appendices thereto.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to complete, date and sign the enclosed instrument of proxy and return it to Olympia Trust Company at Suite 2300, 125 – 9th Street S.E., Calgary, Alberta T2G 0P6, (facsimile: (403) 265-1455) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

The Board of Directors (the “Board”) of the Corporation has fixed October 23, 2012 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta, this 26th day of October, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“George Liszicasz”

Chairman and Chief Executive Officer

NXT ENERGY SOLUTIONS INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

This Information Circular, dated October 26, 2012, is furnished to holders ("Shareholders") of common shares ("Common Shares") of NXT Energy Solutions Inc. (the "Corporation")  by management of the Corporation in connection with the solicitation of proxies to be voted at the Meeting for the purposes set forth in the accompanying Notice of Meeting. In this Information Circular, all dollar figures are in Canadian dollars, unless indicated otherwise.

SOLICITATION OF PROXIES

The enclosed proxy is solicited by and on behalf of the management of the Corporation. The persons named in the enclosed proxy form are directors or senior officers of the Corporation. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting and may do so either by inserting such other person’s name in the blank space provided in the proxy form or by completing another proper form of proxy.

The completed proxy form must be deposited at the offices of the Corporation at Suite 1400, 505-3rd Street S.W., Calgary, Alberta, T2P 3E6, or at the offices of Olympia Trust Company at Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6 (facsimile: (403) 265-1455) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Corporation. The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXIES

A Shareholder who has submitted a proxy may revoke it by a form in writing signed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, in its corporate name by a duly authorized officer or attorney thereof, and deposited either: (i) at the office of Olympia Trust Company, 2300, 125 – 9th  Avenue S.E., Calgary, Alberta T2G 0P6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; (ii) at the offices of the Corporation at Suite 1400, 505 – 3rd Street S.W., Calgary, Alberta T2P 3E6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; or (iii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as certain Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by a person whose name appears on the records of the Corporation as the registered holder of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a person by a broker, then, in almost all cases, those shares will not be registered in the person’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the person’s broker or an agent of that broker. In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting such shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Securities are communicated to the appropriate person or that the shares are duly registered in their name.

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”, formerly ADP Investor Communications Corporation). In most cases, Broadridge mails a scannable voting instruction form, in lieu of the form of proxy provided by the Corporation, and asks Beneficial Shareholders to return the voting instruction form to Broadridge. Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Securities or access Broadridge’s dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting – the voting instruction form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have such shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote their Common Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his or her Common Shares as proxy holder for the registered shareholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, the relevant Common Shares will be voted in favour of all matters set out in the proxy. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

SIGNING OF PROXY

The form of proxy must be signed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. A form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person’s capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or executive officer of the Corporation who has held office as such since the beginning of the Corporation’s last financial year, any proposed nominee for election as director, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting other than the election of directors and the approval and ratification of the Corporation's amended and restated stock option plan ("Stock Option Plan") dated October 26, 2012.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting of Common Shares - General

The Corporation is authorized to issue an unlimited number of Common Shares and as at the date hereof there are 39,554,959 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of the Shareholders.

Only persons registered as holders of Common Shares as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting, except that any person who acquires Common Shares from a Shareholder after that date may vote the shares so acquired if, not later than 10 days prior to the Meeting, that person makes a request to Olympia Trust Company to have his name included on the Shareholders’ list for the Meeting and establishes that he owns the Common Shares.

As of the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of the Corporation’s securities entitled to be voted at the Meeting, except as follows:

Name and Address	Approximate Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Percentage of Holder’s Shares to all Shares of the Class
George Liszicasz	5,196,490 Common Shares	13%

Mr. Liszicasz also holds 10,000,000 non-voting convertible preferred shares, which were issued under a Technical Transfer Agreement (the “TTA”) dated December 31, 2006 covering a transfer of technology to the Corporation.  Under the terms of the TTA, a total of 2,000,000 preferred shares are currently convertible (on a 1 for 1 basis) into Common Shares, and the remaining 8,000,000 preferred shares may become convertible on or before December 31, 2015 based primarily on meeting cumulative revenue thresholds under the terms of the TTA.

RECEIVING AND CONSIDERING THE FINANCIAL STATEMENTS OF THE CORPORATION

The Corporation’s audited financial statements for the financial year ended December 31, 2011, the accompanying notes thereto, the Auditor’s report thereon, and the Management’s Discussion and Analysis in respect of the financial statements (collectively, the “Financial Statements”) have previously been mailed to Registered Shareholders with respect to this Management Information Circular.

ELECTION OF DIRECTORS

The Corporation's Board is currently composed of six directors.  Management seeks the approval by the Shareholders to fix the number of directors to be elected at five. All five of the nominees are currently members of the Board of the Corporation. Each director elected will hold office until the next annual meeting of the Shareholders, unless his office is vacated earlier. Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or executive officer of the Corporation who has held office as such since January 1, 2011, any proposed nominee for election as director, or any associate or affiliate of any of the foregoing, in any matter to be acted upon at the Meeting other than the election of directors.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of setting the number of directors to be five and the election, as directors, of the nominees whose names are set forth below.

Management of the Corporation does not contemplate that any of the nominees will, for any reason, become unable or unwilling to serve as a director. However, if any change should occur prior to the Meeting, the persons named in the form of proxy reserve the right to vote for other nominees of their choice.

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of shares Beneficially Owned (1)	Year became a Director
George Liszicasz Calgary AB Canada	Chairman, Chief Executive Officer, President and Director	Mr. Liszicasz is the inventor of the Corporation’s SFD® technology and has been Chairman and Chief Executive Officer since the Corporation's inception in 1996. Mr. Liszicasz’ primary responsibilities, as the Chief Executive Officer and President, are to oversee all operations and to further develop the SFD® technology.	5,196,490 Common Shares (6)	1996

Charles Selby Calgary AB Canada	Director 2,3,5
Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered professional engineer in the Province of Alberta.  Mr. Selby is also the Chairman and CEO of Montana Exploration Corp.  He is the president of Caledonian Royalty Corporation and Caledonian Global Corporation.  He is a former officer of Pengrowth Corporation, which administered Pengrowth Energy Trust, a large North American energy royalty trust.
Mr. Selby is also a director of Idaho Natural Resources Corp., Vecta Energy Corp., and Qwest Investment Management Corp., all of which are reporting issuers in Canada.
			378,161 Common Shares	2006

Thomas E. Valentine Calgary AB Canada	Director 3,4
Mr. Valentine is a Partner with Norton Rose LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.
Mr. Valentine is a member of the Board of Directors of three other Canadian public companies, Calvalley Petroleum Inc., Veraz Petroleum Ltd., and Touchstone Exploration Inc.

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LLM from the London School of Economics.

			Nil	2007
M. S. (Mickey) Abougoush Calgary AB Canada	Director 2,3,4
Mr. Abougoush is a professional engineer with over 40 years of experience in the petroleum industry, largely in technical and executive positions. He is currently the chairman of Teknica Overseas Ltd., an international consulting company. He previously was chairman of SQFive Intelligent Oilfield Solutions Ltd., an international consulting and software development company and also served as president of Teknica Petroleum Services Ltd., an international consulting and software development company.  He was formerly a director of both CCR Technologies Ltd. and WellPoint Systems, Inc., both of which were public companies listed on the TSX Venture Exchange.

			Nil	2007
John Agee Minnesota, MN, USA	Director 3,4
Mr. Agee recently retired following a 25+ year career in senior executive positions with various prominent US families, including the Carlson Family in Minneapolis, MN (owners of Radisson, Country Inns and Suites, and TGI Friday's) from 2010 thru February 2011, and the Steve Case Family in Washington, DC from 2000 to 2009 (Steve Case is the co-founder of America Online). Mr. Agee also served on numerous private, public, and non-profit Boards, and currently consults part-time in matters related to wealth management and is a CPA (inactive).  He is a former director of Maui Land and Pineapple, a New York Stock Exchange listed company.

			203,000 Common shares	2011
Notes:
(1)
The information as to shares beneficially owned as at the current date, not being within the knowledge of the Corporation, has been obtained from information provided by the directors to the Corporation.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Disclosure Committee.
(6)	Mr. Liszicasz also holds 10,000,000 non-voting convertible preferred shares, which were issued under the TTA as more fully described herein.

COMPENSATION DISCUSSION AND ANALYSIS

This disclosure is intended to communicate the compensation provided to the Chief Executive Officer (“CEO”),  Chief Financial Officer (“CFO”) and all other executive officers whose total compensation exceeded $150,000 for the year ended December 31, 2011 (collectively, the “Named Executive Officers”). For the year ended December 31, 2011, the Named Executive Officers included Mr. Liszicasz, the CEO, Mr. Steedman, the Vice President, Operations and Messrs. Rogers and Leavens, each as CFO.  Mr. Ken Rogers resigned as CFO effective July 11, 2011 and was succeeded by Mr. Greg Leavens.

Compensation Committee

Compensation of executive officers of the Corporation, including the Named Executive Officers, is recommended to the Board by the Compensation Committee. During the most recently completed fiscal year, the Compensation Committee was comprised of four directors, being Douglas Rowe (Chairman, until his resignation in July 2011, at which time John Agee assumed the Chairman position), Thomas E. Valentine, Mickey Abougoush and Charles Selby.  All of the members of the Compensation Committee are “independent” as that term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”). The Board, as a whole, reviews the recommendations of the Compensation Committee.

All members of the Compensation Committee have expertise and extensive experience in compensation, governance and other human resource areas through their roles with other publicly listed companies, as discussed in further detail in the Compensation Committee section which follows.

The Board has adopted a formal mandate for the Compensation Committee, which provides that the Compensation Committee is responsible for reviewing and approving the compensation of the directors and officers of the Corporation. The Compensation Committee also reviews and approves changes to the Corporation’s compensation policies and approves the hiring of executive management recruited from outside the Corporation.

The Corporation did not retain a compensation advisor for the year ended December 31, 2011 or to date in 2012.

Compensation Philosophy and Objectives

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align management’s interest with those of the Shareholders. This is accomplished by providing the opportunity for total compensation that is competitive with the compensation received by a group of comparable companies, by ensuring that a significant proportion of executive compensation is linked to performance and by providing executives with equity-based incentive plans, including the Corporation’s Option Plan.

The pay philosophy of the Corporation incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Corporation attempts to provide competitive pay (market averages) for achieving target or expected performance, with added bonus when the Corporation has achieved superior performance results when compared to its business plan as approved by the Board.

The Corporation does not believe that its compensation programs encourage excessive or inappropriate risk taking as the Corporation’s employees receive both fixed and variable compensation which allows employees to focus on the Corporation’s business; and  long-term perspective due to the vesting provisions of the stock options granted pursuant to the Stock Option Plan.

Benchmark Practices

In order to meet the Corporation’s objectives of providing market competitive compensation opportunities, the Corporation’s compensation practices are periodically benchmarked against compensation data from organizations of comparable size and other companies that the Corporation competes with for talent (the “Peer Group”). The compensation of the Peer Group is reviewed by the Compensation Committee for its ongoing relevance to the Corporation. As part of this benchmarking process, the Compensation Committee reviews compensation data gathered from management information circulars of other publicly traded companies in the Peer Group.  A benchmarking process has not been conducted in the year ended December 31, 2011 or to date in 2012.

Compensation Elements

The executive compensation program is comprised of fixed and variable components and covers four elements: (i) a base salary; (ii) equity incentives, comprised of stock options (“Options”) granted pursuant to the Corporation’s Option Plan; (iii) non-equity incentives, consisting of a cash bonus linked to corporate and individual performance; and (iv) other elements of compensation, including benefits and other perquisites. Each compensation component has a different function, but all elements work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals.

Base Salary

The size of the Corporation prohibits base salary compensation from matching larger industry competitors, but base salary is intended to be competitive with the Peer Group. In setting base compensation levels, consideration is given to objective factors, including level of responsibility, experience and expertise and to subjective factors, such as leadership, commitment and attitude.

Cash Bonus Plan

In each fiscal year, bonuses paid will reflect actual performance in the year based on: (i) the achievement of objective corporate financial performance measures set by the Compensation Committee and approved by the Board; and (ii) discretionary criteria.

The Compensation Committee and the Board have determined that cash flow from operations is the most appropriate objective criteria to use as the benchmark for measuring executive performance. Annual cash flow from operations  targets are set based on the Corporation’s annual budget as approved by the Board and measurement of actual results against these targets is based on audited financial information. Bonuses paid will also be determined based on subjective criteria, including the Corporation’s ability to pay such bonuses, individual performance and contributions, and other competitive considerations.

No bonus amounts were paid in any of the last three fiscal years ended December 31, 2009, 2010, and 2011.

Equity Incentives

The equity incentives of the Corporation’s executive compensation program, namely the Stock Option Plan, are designed to:

•	recognize and reward the impact of longer-term strategic actions undertaken by management;
•	align the interests of the Corporation’s executive and employees with Shareholders;
•	focus management on developing and successfully implementing the continuing growth strategy of the Corporation;
•	foster the retention of key management personnel; and
•	attract talented individuals to the Corporation.

Grants of Stock Options pursuant to the Stock Option Plan are approved by the Board, based on the recommendations of the Compensation Committee after considering the recommendations of the CEO, with the exception that any grant of Options to the CEO is determined and approved independently of any input from the CEO. In granting new Options, consideration is given to:

•	the number and terms of Options already outstanding on an individual basis;
•	the limits imposed by the TSX Venture Exchange (“TSX-V”) on the total number of Options that may be outstanding;
•	the expected impact of the role of the executive on the Corporation’s performance and strategic development; and
•	market benchmarking.

Benefits and Other Perquisites

The Corporation’s executive employee benefit program includes such items as life insurance, disability, medical, dental, health and accident plans, four weeks of annual paid vacation and parking. These benefits and perquisites are designed to be competitive overall with equivalent positions in the Peer Group.

REPORT ON EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during the Corporation’s three most recently completed financial years to the Named Executive Officers, who received remuneration determined on the basis of base salary and bonuses.

					Non-Equity
					Incentive Plan
					Compensation ($)
			Stock		Long	All
			Option	Annual	Term	Other	Total
Name and		Salary	Award	Incentive	Incentive	Compensation	Compensation
Principal Position	Year	($) (5)	Value ($) (1)	Plan ($) (2)	Plans ($)	($) (3)	($)

George Liszicasz (4)	2011	$230,679	—	$—	$—	$5,115	$235,794
President & Chief	2010	$252,175	—	$—	$—	$5,183	$257,358
Executive Officer	2009	$271,812	$41,400	$—	$—	$6,332	$319,544

Andrew Steedman	2011	$138,007	$129,625	$—	$—	$3,809	$271,441
Vice President,	2010	$154,000	$—	$—	$—	$4,631	$158,631
Operations	2009	$145,000	$49,680	$—	$—	$3,156	$197,836

Greg Leavens (6)	2011	$75,317	$143,025	$—	$—	$1,581	$219,923
Vice-President	2010	$—	—	$—	$—	$—	$—
Finance & CFO	2009	$—	—	$—	$—	$—	$—

Ken Rogers (7)	2011	$81,273	—	$—	$—	$508	$81,781
Vice-President	2010	$173,250	—	$—	$—	$8,136	$181,386
Finance & CFO	2009	$171,599	$49,680	$—	$—	$1,391	$222,670
Notes:
(1)
The value of option based awards is based on the fair value of the Options awarded on the grant date based on the Black Scholes valuation model. The Options granted normally vest over a three-year period and expire after five years. Key assumptions used for the valuation of Options include a risk free rate based on Government of Canada bonds for the equivalent term of the Option on the date of grant, average expected life of three years, no expected dividend yield and volatility that is calculated each quarter based upon the actual volatility experienced in the prior 12 months. The Black Scholes methodology is a widely used and accepted stock options valuation methodology.

(2)	All amounts disclosed under the heading “Annual incentive plan” represent payments under the Corporation’s Cash Bonus plan. See “Compensation Discussion and Analysis – Cash Bonus”.
(3)
All other compensation includes such items as health club membership fees, standard health and life insurance premiums, car allowances, parking expenses and other miscellaneous compensation paid by the Corporation on behalf of all employees of the Corporation.

(4)
Salary amounts listed for Mr. Liszicasz for 2009 and 2010 includes $35,000 paid as compensation for his role as Chairman of the Board of Directors of the Corporation.   Mr. Liszicasz’ Board compensation for 2011 was not paid until 2012.

(5)	The salary amounts for 2010 and 2011 are net of a short-term, 15% reduction on salaries that was in effect for the period from October 1, 2010 to December 1, 2011.
(6)	Salary amounts for Mr. Leavens are from the date he joined the Corporation in July 2011.
(7)	The salary amount for Mr. Rogers for 2011 includes consulting fees and is up to the date that he resigned from the Corporation in July 2011.

INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised Stock Options that have been granted to each of the Named Executive Officers and the net benefit of their “in-the-money” Options as at December 31, 2011. The number of securities underlying unexercised Options listed in the table below includes unvested Options, the value of which could not be realized by the Named Executive Officer as at December 31, 2011. The Corporation does not have a share-based award program.

						Market or	Market or
					Number of	Payout	Payout Value
	Number of				Shares or	Value of	of Share-based
	Securities			Value of	Units of	Share-based	Awards that
	Underlying	Exercise	Option	Unexercised	Shares that	Awards that	have not
	Unexercised	Price	Expiration	in-the-money	have not	have not	paid out or
Name	Options (#)	(Cdn. $)	Date	Options ($) (1)	Vested (#)	Vested ($)	distributed ($)

George Liszicasz	55,000	$ 0.63	Feb 2012(2)	$ 11,550	–	$ –	$ –
	50,000	$ 0.63	Dec 2014	$ 10,500	–	$ –	$ –
	105,000			$ 22,050

Andrew Steedman	75,000	$ 0.63	Feb 2012(2)	$ 15,750	–	$ –	$ –
	60,000	$ 0.63	Dec 2014	$ 12,600	–	$ –	$ –
	150,000	$ 0.53	Feb 2016	$ 46,500	–	$ –	$ –
	80,000	$ 1.16	July 2016	$ –	–	$ –	$ –
	365,000			$7 4,850

Greg Leavens	150,000	$1.16	July 2016	$ –	–	$ –	$ –

Notes:
(1)
The aggregate dollar amount of in-the-money unexercised stock Options held at December 31, 2011 is calculated based on the difference between the exercise price of the Options and $0.84, which was the closing price of the Common Shares on the TSX-V on December 31, 2011.

(2)	For the stock Options which otherwise would have expired in February 2012, Mr. Steedman exercised all 75,000 and Mr. Liszicasz exercised nil.

Incentive Plan Awards – Value Vested During the Year

The following table sets forth, for each Named Executive Officer, the intrinsic (or “in-the-money”) value as at the vesting date on all Option-based awards that vested during the financial year ended December 31, 2011.

Name	Option-based Awards Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)(2)	Non-equity Plan Compensation – Value Earned during the Year ($)(3)

George Liszicasz	$2,833	$–	$–
Andrew Steedman	$4,400	$–	$–
Greg Leavens	$-	$–	$–

Notes:
(1)
The amount represents the aggregate dollar value that would have been realized if any of the stock Options were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those Options.

(2)	The Corporation does not have a share-based award program.
(3)	The Corporation does not have a non-equity compensation program.

Narrative Discussion of Incentive Plans

Other than the Corporation’s Stock Option Plan, the details of which are provided below, the Corporation does not have any plans that provide compensation intended to serve as an incentive for performance over a period longer than one year.

EXECUTIVE OFFICERS EMPLOYMENT AGREEMENTS

Overview of Employment Agreements for Executive Officers

Each Executive Officer has entered into an employment agreement with the Corporation (the "Executive Employment Agreements"). The Executive Employment Agreements set out the principal terms of the employment relationship with the Corporation, including the individual’s overall role, the expectations of the Corporation around business practices including confidentiality, ethical behavior and conflict of interest, and financial terms. In addition, the contracts detail any severance payments that may be provided on termination of employment.

Employment Agreements – Named Executive Officers

Mr. Liszicasz is employed as the President and Chief Executive Officer for the Corporation under the terms of a “Technical Services Agreement” executed on December 31, 2006. The Technical Services Agreement shall terminate on December 31, 2015 or earlier if terminated by the Corporation or Mr. Liszicasz.

Mr. Steedman joined the Corporation as Vice President, Operations in December 2005 under the terms of the Corporation’s standard Executive Employment Agreement executed by Mr. Steedman and the Corporation. Prior to this appointment he provided consulting services through a privately owned corporation.

Mr. Greg Leavens joined the Corporation as Vice President, Finance and Chief Financial Officer in July 2011.  Mr. Leavens did not have not have a formal executive employment agreement for the year ended December 31, 2011. Mr. Leavens will receive the Corporation's standard Executive Employment Agreement in 2012.

All salary, bonus, granting of stock options and other remunerations for the Corporation’s executives are reviewed and modified from time to time by the Compensation Committee of the Corporation.

Pursuant to these executive employment agreements, the Corporation shall be entitled to terminate an Executive Officer’s employment at any time whereupon the Corporation shall be obliged to pay the executive a settlement for loss of office.

Termination of Employment – Mr. Liszicasz, CEO

Pursuant to the terms of a Technical Services Agreement the employment of Mr. Liszicasz may be terminated by the Corporation. Upon termination of employment the Corporation shall provide the CEO:

(a)	base salary for twenty-four (24) months following the date of termination;

(b)	entitlement to any annual cash bonus that would otherwise be payable for the twenty-four (24) months following the date of termination; and

(c)	the right to exercise all outstanding Options to purchase shares of the Corporation for a period of 90 days from the termination date.

Termination of Employment – Other Named Executive Officers (excluding CEO)

Pursuant to the terms of the standard Executive Employment Agreements the employment of other Named Executive Officers, including Mr. Steedman and Mr. Leavens, may be terminated by the Corporation. Upon termination of employment the Corporation shall provide the executives a lump sum based upon the aggregate of:

(a)	two times the monthly base salary as at the termination date; plus

(b)	one and one-half times (150%) the monthly base salary for each year of service as at the termination date; and

(c)	fifteen percent (15%) of the monthly base salary as at the termination date, for each year of service.

Termination of Employment – Total Entitlements as at December 31, 2011

The following table sets out the payments that would have been payable to the executives pursuant to the termination of employment provisions of the applicable Executive Employment Agreements, if the executive employment had been terminated on December 31, 2011 by the Corporation:

Name	Cash Portion ($)	Option Payout Amount ($)(1)
George Liszicasz	$ 454,000	$ 22,050
Andrew Steedman	$ 178,500	$ 74,850
$ 632,500
Note:
(1)
This amount is equal to the “in-the-money” amount of all vested and unvested stock Options as at December 31, 2011 and is calculated with reference to the difference between the exercise price and the last trading price of the Common Shares on the TSX-V at December 31, 2011 (which was $0.84).

COMPENSATION OF DIRECTORS

Effective from January 31, 2012, the Corporation currently does not provide an annual retainer to directors of the Corporation as compensation for their services in their capacity as directors.  Prior to that date, all directors received a retainer of $30,000 per annum with the Chairman of the Board and the Chair of the Audit Committee receiving an additional $5,000 per annum for their Chair responsibilities.  In addition, each director is eligible to receive stock Options granted by the Corporation.

The following table sets forth all compensation provided to the directors of the Corporation for the most recently completed financial year, excluding those directors who were Named Executive Officers during the financial year ended December 31, 2011.  Other than a grant of 120,000 options with an exercise price of $1.16 to Mr. John Agee, who joined the Board of Directors in July 2011, no stock options were granted in 2011 to any directors who were not Named Executive Officers.

All compensation related to Mr. Liszicasz, the sole Named Executive Officer on the Board, is included in the previous section “REPORT ON EXECUTIVE COMPENSATION”.

Name	Fees Earned ($)(3)	Option Award ($)(1)	All Other Compensation ($)(2)	Total Compensation ($)

Mickey Abougoush	$ 31,125	$ -	$ -	$ 31,125
John Agee (4)	$ 13,397	$ 114,420	$ -	$ 127,817
Brian Kohlhammer	$ 36,312	$ -	$ -	$ 36,312
Douglas Rowe (4)	$ 14,350	$ -	$ 5,021	$ 19,371
Charles Selby	$ 31,125	$ -	$ -	$ 31,125
Thomas E. Valentine	$ 31,125	$ -	$ -	$ 31,125
	$ 152,747	$ 114,420	$ 5,021	$ 276,875
Notes:
(1)
The value of option based awards is based on the fair value of the Options awarded on the grant date based on the Black Scholes valuation model. The Options granted vest over a three-year period and expire after five years. Key assumptions used for the valuation of Options include a risk free rate based on Government of Canada bonds for the equivalent term of the Option on the date of grant, average expected life of 3 years, no expected dividend yield and volatility that is calculated each quarter based upon the actual volatility experienced in the prior 12 months. The Black Scholes methodology is a widely used and accepted stock options valuation methodology.

(2)	Other compensation consists of benefits related to parking fees paid by the Corporation on behalf of the director.
(3)
The “fees earned” amounts include all amounts which were earned to December 31, 2011, including minor amounts related to a 15% reduction which was in place for the period October 1 to December 31, 2010.  A large portion of the total fees owing to Directors was not paid until early 2012.

(4)	Mr. John Agee joined the Board of Directors of the Corporation effective July 22, 2011, replacing Mr. Douglas Rowe.

The values that were earned by the directors on option-based awards which vested during the financial year ended December 31, 2011 are as noted below.

Outstanding Option-based Awards

The following table sets forth, for each director, other than a director that is a Named Executive Officer, all option-based awards outstanding as at December 31, 2011.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn $)	Option Expiration Date	Value of Unexercised in-the-money Options ($)(1)
Mickey Abougoush	150,000 50,000 30,000	$0.63 $0.63 $0.63	Dec 2012 Apr 2014 Dec 2014	$ 31,500 $ 10,500 $ 6,300
John Agee	120,000	$1.16	July 2016	$ Nil
Brian Kohlhammer	90,000 30,000	$0.63 $0.63	Feb 2012 Dec 2014	$ 18,900 $ 6,300
Charles Selby	150,000 30,000	$0.63 $0.63	Feb 2012 Dec 2014	$ 31,500 $ 6,300
Thomas E. Valentine	150,000 50,000 30,000	$0.63 $0.63 $0.63	Dec 2012 Apr 2014 Dec 2014	$ 31,500 $ 10,500 $ 6,300
Notes:
(1)
The aggregate dollar amount of in-the-money unexercised stock options held at December 31, 2011 is calculated based on the difference between the exercise price of the Options and $0.84, which was the closing price of the Common Shares on the TSX-V on December 31, 2011.

Incentive Plan Awards – Value Vested During the Year

The following table sets forth, for each outside director, the intrinsic (or “in-the-money”) value as at the vesting date on all option-based awards that vested during the financial year ended December 31, 2011.

Name	Option-based Awards Value Vested during the Year ($)(1)
Mickey Abougoush	$ 1,700
John Agee	$ Nil
Brian Kohlhammer	$ 1,700
Douglas Rowe	$ Nil
Charles Selby	$ 1,700
Thomas E. Valentine	$ 1,700
$ 6,800
Note:
(1)
The amount represents the aggregate dollar value that would have been realized if any of the stock Options were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those Options.

Corporate Cease Trade Orders or Bankruptcies

Except as set forth herein, no director or officer of the Corporation has, within the ten years prior to the date of this Information Circular, been a director, officer or a promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the proposed directors or officers of the Corporation have, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading and securities, promotion or management of a publicly traded issuer, or theft or fraud.

Personal Bankruptcies

None of the directors, officers or promoters of the Corporation, or a personal holding company of any such persons, has, within the ten years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Voting Threshold

In order for the resolution electing directors to be passed, it must be approved by a majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Corporation’s financial year ended December 31, 2011, the information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	2,473,100	$1.02	1,002,640 (1)
Equity compensation plans not approved by security holders	nil	n/a	nil
Total	2,473,100	$ 1.02	1,002,640

Note:
(1) Based on the figure that is 10% of the issued and outstanding Common Shares that are available for issuance under the Stock Option Plan as at December 31, 2011. As at December 31, 2011, there were 34,757,396 Common Shares issued and outstanding.

At October 26, 2012 there were a total of 3,270,600 common shares reserved for potential future issuance by the Corporation upon exercise of outstanding Stock Options and the number of securities remaining available for issuance under the Corporation’s Stock Option Plan is 684,896 Options.

CORPORATION’S STOCK OPTION PLAN

A copy of the Corporation’s Stock Option Plan is attached as Schedule “A” to this Information Circular.  The following is a summary description of the Stock Option Plan:

Purpose

The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging its directors, officers and employees or service providers to acquire Common Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive and remuneration in their efforts on behalf of the Corporation.

Eligible Participants

Officers, directors, employees and service providers to the Corporation are eligible to receive Stock Options ("Options") under the Stock Option Plan, which is administered by the Board of Directors.

Common Shares Subject to the Stock Option Plan

The aggregate number of Common Shares reserved for issuance under the Stock Option Plan is ten percent (10%) of the Common Shares issued and outstanding. Options shall not be granted pursuant to the Stock Option Plan, without the requisite approval of the Shareholders and the TSX-V, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation could result, at any time, in:  (i) a number of Common Shares reserved for issuance pursuant to Options granted to insiders exceeding ten percent (10%) of the outstanding issue; (ii) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding ten percent (10%) of the outstanding issue; or (iii) the issuance to any one insider and such insider’s associates, within a one-year period, of a number of Common Shares exceeding five percent (5%) of the outstanding issue.

Exercise Price

The exercise price of Options granted under the Stock Option Plan shall not be less than the market value of the Common Shares at the date of the grant as calculated in accordance with the rules of the TSX-V.

Term of Options

The period during which Options may be exercised (the “Option Period”) shall be determined by the Board at the time the Options are granted, subject to any vesting limitations which may be imposed by the Board in its sole, unfettered discretion at the time such Options are granted, provided that: (i) no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless otherwise specifically provided by the Board, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted; and (ii) the Option Period shall be automatically reduced in accordance with the terms of the Stock Option Plan upon the occurrence of any of the events referred to therein; and (iii) no Option in respect of which shareholder approval is required under the rules of the TSX-V or any other stock exchange or exchanges on which the Common Shares are then listed shall be exercisable until such time as the Option has been approved by the Shareholders.

Vesting of Options

The period over which any Option may be exercised will be determined at the time of the granting of the Option by the Board.

Cessation of Entitlement to Options

In the event a holder of Options who is a director, officer, employee of, or service provider to, the Corporation ceases to hold such position for any reason other than death, permanent disability or normal retirement, such Options will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the sixtieth (60th) day after the date such individual ceases to be a director, officer, employee of, or service provider to, the Corporation as to the then vested portion of the Option.

In the event of the death, permanent disability or normal retirement of an option holder, any Options previously granted to such holder shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death, permanent disability or normal retirement of such holder, whichever is earlier, and then, in the event of death or permanent disability, only: (i) by the person or persons to whom the option holder’s rights under the Options shall pass by the option holder’s will or applicable law; and (ii) to the extent that the holder was entitled to exercise the Options as at the date of the holder’s death or permanent disability.

Transferability

All benefits, rights and Options accruing to any option holder in accordance with the terms and conditions of the Stock Option Plan shall not be transferable or assignable unless specifically provided in the Stock Option Plan. The Corporation shall not recognize any attempted exercise of any purported assignee of an option holder. During the lifetime of an option holder, any Options granted under the Stock Option Plan may only be exercised by the holder thereof and in the event of the death or permanent disability of an option holder, by the person or persons to whom the option holder’s rights under the Options pass by the option holder’s will or applicable law.

Amendments

The Board may, at any time, amend, suspend or terminate the Stock Option Plan, or any portion thereof, or any Option granted thereunder, without Shareholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX-V), if any, that require the approval of Shareholders or any governmental or regulatory body.

Notwithstanding the foregoing, Shareholder approval will be required for the following types of amendments:

(a)
amendments to the number of Common Shares issuable under the Stock Option Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(b)	amendments which would result in the exercise price for any Option granted under the Stock Option Plan being lower than the market price of the Common Shares at the time the Option is granted;

(c)	amendments which reduce the exercise price of an Option;

(d)	amendments extending the term of an Option held by an insider beyond its original expiry date except as otherwise permitted by the Stock Option Plan;

(e)	the adoption of any option exchange scheme involving Options; and

(f)	amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX-V).

Change of Control

In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the option holder shall be entitled to exercise in full or in part any unexercised Options previously granted under the Stock Option Plan, whether vested or not, either during the term of the Options or within ninety (90) days after the date of termination of the employment of the option holder with the Corporation or the cessation or termination of the option holder as a director, officer of, or service provider to, the Corporation, whichever first occurs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no director or officer of the Corporation, or any associate of any director or officer is or has been indebted, on a net basis, to the Corporation at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth herein, there were no material interests, direct or indirect, of directors or executive officers of the Corporation, proposed nominees for election as director, or any known associate or affiliate of such persons in any transaction since January 1, 2011 or in any proposed transaction which has materially affected or would materially affect the Corporation.

APPOINTMENT OF AUDITOR

The Corporation proposes to nominate the Corporation’s existing auditors, KPMG LLP, Chartered Accountants, to act as the Corporation’s independent auditors, to hold office until the next annual meeting of the Shareholders at a remuneration to be determined by the Board of Directors of the Corporation. KPMG LLP, Chartered Accountants, were first appointed as the Corporation’s auditor in 2006.

It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy to vote IN FAVOUR of the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of Shareholders, at a remuneration to be determined by the Board of Directors of the Corporation.

APPROVAL AND RATIFICATION OF STOCK OPTION PLAN

In accordance with Policy 4.4 of the TSX-V Corporate Finance Manual (the “Policy”) a corporation that has a “rolling” stock option plan must have the shareholders approve such plan on an annual basis. In accordance with this policy, Shareholders are being asked to consider and, if deemed advisable, to approve the Stock Option Plan.

On October 26, 2012, the Corporation amended the Stock Option Plan to address changes in the Income Tax Act (Canada).  In addition, the Corporation added a provision to the Stock Option Plan that will automatically extend the expiry date of an option if such expiry date occurs during a Blackout Period (as defined in the Stock Option Plan).

For your review, a copy of the Corporation’s Stock Option Plan is attached as Schedule “A” to this Information Circular.

Other than as disclosed above, the Stock Option Plan is the same as the option plan that was previously approved by shareholders at the Annual General Meeting held on January 26, 2012 .

Shareholders’ Resolution

“BE IT RESOLVED THAT:

1.
The amended and restated stock option plan of the Corporation, pursuant to which the board of directors may, from time to time, authorize the issuance of Options to Participants (as such term is defined in the Stock Option Plan) to a maximum of 10% of the issued and outstanding Common Shares, be and the same is hereby ratified and approved; and

2.
Any one director or officer of the Corporation is authorized, on behalf of the Corporation, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.”

It is the intention of the persons named in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote the Common Shares represented by such proxies in favour of the resolution approving the Stock Option Plan.

CORPORATE GOVERNANCE

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

In accordance with NI 58-101, the Corporation annually discloses information related to its system of corporate governance.  Schedule “B” to this Information Circular details the Corporation’s governance practices.

The Board of Directors held a total of 9 formal meetings in 2011, which were attended as follows:

	# of meetings	% attended

Liszicasz, George (Chairman)	9	100%
Abougoush, Mickey	7	78%
Agee, John (for the period from appointment on July 22, 2011)	4	80%
Kohlhammer, Brian	7	78%
Rowe, Doug (for the period to resignation on July 22, 2011)	3	75%
Selby, Charles	9	100%
Valentine, Thomas E.	6	67%

CORPORATE GOVERNANCE COMMITTEE

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair), Abougoush and Agee are members of the Governance Committee.  All members of the Corporate Governance Committee are independent.

Responsibilities of the Corporate Governance Committee

The Governance Committee’s duties, as outlined in its charter, are to deal with the Corporation’s approach to corporate governance and the promotion of compliance with industry and regulatory standards. The Committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee’s responsibilities also include identifying candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Messrs. Selby, Kohlhammer, Mr. Greg Leavens (Chair, and the V-P Finance and CFO of the Corporation), and Ms. Suzanne Loov, the Corporation’s Corporate Secretary.  As Mr. Kohlhammer is not standing for re-election on November 27, 2012, it is intended that Mr. John Agee will replace Mr. Kohlhammer on the Disclosure Committee on that date.

Responsibilities of the Disclosure Committee

The Disclosure Committee duties are to ensure that the Corporation provides timely, accurate and balanced disclosure of all material information about the Corporation and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR, EDGAR as well as the Corporation’s webpage.

AUDIT COMMITTEE

Composition of the Audit Committee

For the financial year ended December 31, 2011 and to date in 2012, the Audit Committee has consisted of Messrs. Kohlhammer (Chair), Abougoush and Selby.  All members of the Audit Committee are independent and each member is financially literate. The Corporation’s Audit Committee Charter is attached as Schedule “C” to this Information Circular.  As Mr. Kohlhammer is not standing for re-election on November 27, 2012, it is intended that Mr. John Agee will replace Mr. Kohlhammer as Chair of the Audit Committee on that date.

John Agee

Mr. Agee received a BA in Economics and Accounting from St. John's University in Collegeville, Minnesota and a MBA from the University of Minnesota.  Mr. Agee received his CPA from the State of Minnesota in 1975 and he worked early in his career at Arthur Andersen & Co.  His current CPA status is inactive. Mr. Agee has served on the audit committees of several private and public company Boards of Directors, including (to May 2010) Maui Land and Pineapple Company, a New York Stock Exchange listed company.  Mr. Agee has also served as Chairman of the Board of several private companies.

For the bulk of his career, Mr. Agee worked as head of private investment operations for a number of prominent US family offices. In this capacity Mr. Agee invested in a wide spectrum of asset classes including private equity and in public companies.  In these executive positions, the CFO of the investment offices reported directly to Mr. Agee along with other senior members of his staff.  Mr. Agee has a sound understanding of generally accepted accounting principles and the application of those principles, the ability to perform analysis of financial statements and an understanding of the internal controls necessary to prepare timely and accurate financial statements.  Mr. Agee has a strong knowledge of the roles and responsibilities of the Board of Directors and committees.

M. S. (Mickey) Abougoush

Mr. Abougoush holds a B.Sc. Chemical Engineering degree from the University of Alberta and has completed the director’s education program sponsored by the Institute of Corporate Directors. Previously he served as audit chair of a publicly traded company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees. He is the president of Caledonian Royalty Corporation and Caledonian Global Corporation. He was also formerly the Chairman and CEO of Canadian Star Energy Limited. Mr. Selby was formerly the Chief Financial Officer of AltaCanada Energy Corp., an oil and gas company listed on the TSX-V and was formerly the Vice President and Corporate Secretary of Pengrowth Corporation, the administrator of Pengrowth Energy Trust.

All members of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to fulfill their duties and responsibilities as an audit committee member.

Audit Committee Oversight

The Corporation’s Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Polices and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Corporation’s principal auditor prior to the commencement of the engagement, subject to the following:

•
the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;

•
for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $10,000 subject to reporting to the Audit Committee, at its next scheduled meeting; and

•	for engagements not on the pre-approved list and with expected costs greater than $10,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.

Nature and Amount of Auditor’s Fees

The following table sets out the fees billed to the Corporation by KPMG LLP and its affiliates for professional services in each of the last two fiscal years ended December 31.  During these years, KPMG LLP was the Corporation's only external auditor.

	Year ended December 31,
Category	2011	2010
Audit Fees(1)	$151,120	$194,040
Audit-Related Fees(2)	10,200	10,200
Tax Fees (3)	-	7,500
	$161,320	$211,740

Notes:
(1)	Includes fees related to reviews of each interim, 3 month quarterly period.
(2)	Fees related to review of the Corporation’s annual US 20-F and related US filings.
(3)	Fees related to ancillary income tax advice.

The Audit Committee held four meetings during 2011.

Schedule “C” to this Information Circular details the Corporation’s Audit Committee charter.

The Corporation is relying upon the exemption in section 6.1 of National Instrument 52-110 Audit Committees.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

The Compensation Committee consists of Messrs. Agee (Chair), Selby, Abougoush and Valentine.  All members of the Compensation Committee are independent. See “Compensation Discussion and Analysis” within this Information Circular for a full discussion of the role of the Compensation Committee.

Responsibilities of the Compensation Committee

The primary responsibilities of the Committee are to recommend to the Board an executive compensation philosophy, a senior management organization and reporting structure, corporate objectives for which the CEO is to be responsible, review the performance of senior officers with the CEO, review and recommend compensation to be paid to senior officers, review and recommend remuneration and benefits to be paid to the directors and review general policies relating to compensation and benefits of our employees.

Compensation for the CEO was determined by the Compensation Committee after considering his efforts in assisting in the development of the Corporation’s business strategy, the salaries of executives in similar positions and the Corporation’s general financial condition. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of the Corporation’s stockholders.

The Compensation Committee members have extensive direct financial and legal experience, including serving on the compensation committees of other public companies, that is relevant to fulfilling their responsibilities related to executive compensation.  Thomas Valentine currently serves on the compensation committee of three public companies, and has dealt with compensation and employment law issues for 25 years.  Mickey Abougoush previously served on the compensation committee of WellPoint Systems, Inc., and John Agee previously served on the compensation committee of a privately held US based company for 10 years.

The Compensation Committee did not hold any formal meetings as a part of regular Board meetings during 2011.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at http://www.sedar.com/ and the EDGAR website http://www.sec.gov/index.htm. Information on the Corporation is also located on the corporate website at http://www.nxtenergy.com/.  Financial information for its most recently completed financial year ended December 31, 2011 is provided in the Corporation’s consolidated financial statements and management discussion and analysis as contained in the FORM 20-F as filed on May 16, 2012 with the United States Securities and Exchange Commission. Shareholders may contact Mr. Greg Leavens, Chief Financial Officer (tel: 403-206-0805 or fax: 403-264-6442) to request copies of the FORM 20-F.

DATED at Calgary, this 26th day of October, 2012.

SCHEDULE “A”

NXT ENERGY SOLUTIONS INC.

AMENDED AND RESTATED STOCK OPTION PLAN

Dated October 26, 2012

1.             The Plan

A stock option plan (the "Plan"), pursuant to which options to purchase common shares, or such other shares as may be substituted therefor ("Shares"), in the capital of NXT Energy Solutions Inc. (the "Corporation") may be granted to the directors, officers and employees of the Corporation and to consultants retained by the Corporation, is hereby established on the terms and conditions set forth herein.

2.             Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and consultants retained by the Corporation to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

 3.            Administration

(a)	This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b)

Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as defined in paragraph 3(d) below), all on such terms (which may vary between Options granted from time to time) as it shall determine.  In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan.  All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)

Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation.  Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(d)

Options to purchase the Shares granted hereunder ("Options") shall be evidenced by (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

 4.           Shares Subject to Plan

(a)

Subject to Section 16 below, the securities that may be acquired by Participants upon the exercise of Options shall be deemed to be fully authorized and issued Shares of the Corporation.  Whenever used herein, the term "Shares" shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 16 below.

(b)

The aggregate number of Shares reserved for issuance under this Plan, or any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold.

(c)

If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

 5.           Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation's obligations under all outstanding Options granted pursuant to this Plan.

 6.            Eligibility and Participation

(a)	The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i)	directors of the Corporation;

(ii)	officers of the Corporation;

(iii)	employees of the Corporation; and

(iv)
consultants retained by the Corporation, provided such consultants have performed and/or continue to perform services for the Corporation on an ongoing basis or are expected to provide a service of value to the Corporation;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b)
The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval. The following conditions, pursuant to Exchange Policy 4.4 Section 2.8, shall be adhered to:

(i)	no more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12 month period;

(ii)	no more than an aggregate of 2% of the issued shares of the Corporation may be granted to an Employee conducting Investor Relations Activities in any 12 month period; and

(iii)	disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Corporation at the time of the proposed amendment.

(c)	Options will not be granted to an officer, employee or consultant of the Corporation unless such Participant is a bona fide officer, employee or consultant of the Corporation.

 7.            Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed.  In addition, the exercise price of an Option must be paid in cash.  Shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an insider (as defined in the Securities Act (Alberta)) of the Corporation at the time of the proposed amendment.

 8.            Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed two percent in any 12 month period) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold.  The Corporation shall obtain shareholder approval for grants of Options to insiders (as defined in the Securities Act (Alberta)), of a number of Options exceeding 10% of the issued Shares, within any 12 month period.

 9.            Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted and Sections 12, 13 and 17 below, provided that:

(a)
no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b)
no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(d)
any Options granted to any Participant must expire within 30 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

10.           Blackout Periods

A “Blackout Period” shall mean a period of time during which the Option holder cannot exercise an Option, or sell the Shares that are issuable pursuant to the exercise of Options, due to applicable policies of the Corporation in respect of insider trading.

Notwithstanding anything else contained herein, if the expiration date for an Option occurs during a Blackout Period applicable to the relevant Option holder, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Option holder, then the expiration date for that Option (the “Blackout Expiry Date”) shall be the date that is the tenth business day after the expiry date of the Blackout Period.  This Section 10 applies to all Options outstanding under the Plan, and the Blackout Expiry Date may not be amended without the approval of the holders of the Shares of the Corporation.

11.           Method of Exercise of Option

(a)
Except as set forth in Sections 12 and 13 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation.

(b)	Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c)	Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i)
a written notice expressing the intention of such Participant (or his legal, personal representative) to exercise his Option and specifying the number of Shares and exercise price in respect of which the Option is exercised; and

(ii)
a cash payment, certified cheque or bank draft, representing the full  purchase price of the Shares in respect of which the Option is exercised. In connection with the exercise of an Option, the Participant (or his or her heirs or administrators) shall follow the Corporation's procedures and policies relating to the payment or funding of any withholding taxes applicable to the exercise of the Option, including, where required by the Corporation, the remittance to the Corporation by the Participant (or his or her heirs or administrators) of an amount of cash sufficient to satisfy any withholding requirements relating to the exercise of the Option.

(d)
Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares in respect of which the Option has been duly exercised.

12.          Ceasing to be a Director, Officer, Employee or Consultant

If any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be) for any reason other than death or permanent disability, his Option will terminate at 4:00 p.m. (Mountain time) on the earlier of the date of the expiration of the Option Period and 30 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation.  An Option granted to a Participant who performs Investor Relations services on behalf of the Corporation shall terminate 30 days after the date of termination of the employment or cessation of services being provided and shall be subject to Exchange policies and procedures for the termination of Options for Investor Relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation, as the case may be.

13.           Death or Permanent Disability of a Participant

In the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a)	by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b)	to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

14.           Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

15.           Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

16.           Adjustments

(a)
The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option.  In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)
Adjustments under this Section 16 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

17.           Change of Control

Notwithstanding the provisions of Section 12 or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan, change of control of the Corporation means and shall be deemed to have occurred upon:

(a)
the acceptance by the holders of Shares of the Corporation, representing in the aggregate, more than 50 percent of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; or

(b)
the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50 percent of the combined voting rights of the Corporation's then outstanding Shares; or

(c)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)
the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)
individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

18.           Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferable and non-assignable unless specifically provided herein.  During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

19.           Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan.  The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

20.           Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

21.           Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

22.           Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

23.           Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta (Attention: The Chairman); or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

24.           Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

25.           Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

SCHEDULE “B”

NXT ENERGY SOLUTIONS INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The table below describes the Corporation’s corporate governance practices as compared to National Instrument 58-101F2.

Corporate Governance Disclosure Required Under National Instrument 58-101	Governance Practices of the Corporation
1. Board of Directors
Disclose how the board of directors of the corporation (the Board) facilitates its exercise of independent supervision over management, including:

a. Disclose the identity of directors who are independent.

 b. Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that five of the six current directors are “independent” within the meaning of National Instrument 52-110. The five independent directors are currently Brian Kohlhammer, Charles Selby, Thomas E. Valentine M. S. (Mickey) Abougoush and John Agee.

George Liszicasz is an “Executive Officer” of the Corporation within the meaning of National Instrument 51-102 and is therefore not independent.

2. Directorships
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Such other directorships have been disclosed in this Information Circular. Please see “Election of Directors”.
3. Orientation and Continuing Education
Describe what steps, if any, the Board takes to orient new board members, and describe any measure the Board takes to provide continuing education for directors.

New directors meet with the Board and senior management to discuss the business activities of the Corporation and are given the opportunity to familiarize themselves with the Corporation and gain insight into the Corporation’s business, business plans and operations by visiting the Corporation’s offices and reviewing SFD® survey documentation and processes.

4. Ethical Business Conduct Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

All Board members as well as all employees have received an employee handbook (the “Handbook”) and have signed a Certification of Compliance Form acknowledging their understanding and compliance with the Handbook. The Handbook provides guidance in a number of areas to ensure fair, ethical, lawful and consistent conduct by the Corporation and its employees. The Handbook specifically deals with business ethics, employment practices, insider trading and conflicts of interest.

Corporate Governance Disclosure Required Under National Instrument 58-101	Governance Practices of the Corporation
5. Nomination of Directors
Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:

a. who identifies new candidates; and

b. the process of identifying new candidates.

The Chairman of the Board, in consultation with the Board, is responsible for proposing new nominees to the Board. The Board will determine what competencies and skills the Board considers necessary to discharge its duties and will identify potential candidates based on the skills required to fulfill its needs. Other factors considered by the Board are an individual’s experience, expertise, and reputation.

6. Compensation Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: a. Who determines compensation; and b. The process of determining compensation.

The Compensation Committee has the primary responsibility for determining compensation for the directors and senior officers with the objective of ensuring the compensation package is fair and consistent with industry practices. Where appropriate the Compensation Committee will engage outside compensation consultants to obtain industry comparisons and receive independent recommendations.

7. Other Board Committees If the Board has standing committees other than audit, compensation and nominating committees, identify the committees and describe their function.

The Corporation has two other standing committees; Corporate Governance Committee and Disclosure Committee. The description of committee functions have been disclosed in the “Corporate Governance” and “Disclosure Committee” sections of this Information Circular.

8. Assessments Disclose what steps, if any, that the board takes to satisfy itself that the Board, its committees and its individual directors are performing effectively.	The Board currently does not have a formal process for assessing its effectiveness.

SCHEDULE “C”

NXT ENERGY SOLUTIONS INC.

AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the “Charter”) has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of NXT Energy Solutions Inc.  (the “Company”).

COMPOSITION AND PROCEDURES

1.
The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being “independent” as required by the Business Corporations Act (Alberta) (the “Act”).

2.	The Board will appoint the chair of the Committee.

3.
The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

4.	Meetings of the Committee shall be conducted as follows:

(a)
the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee. Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board. The Auditors or any member of the Committee may request a meeting of the Committee; and

(b)	management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.	To recommend to the Board:

(a)
the external auditor (the “Auditors”) to be nominated for appointment by the shareholders of the Company for the purpose of preparing or issuing the Auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the Auditors.

2.
To oversee the work of the Auditors in preparing or issuing the Auditor’s report on the Company’s annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.

3.
To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors. The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.	To review:

(a)
the Company’s unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company’s fiscal year (“quarterly statements”) and the Company’s audited annual consolidated financial statements (“annual statements”);

(b)	the Management’s Discussion and Analysis (“MD&A”) prepared in conjunction with the quarterly and annual statements; and

(c)	all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.

5.
To satisfy itself that adequate procedures are adopted by the Company for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the public disclosure referred to in section 4 above and to regularly assess the adequacy of such procedures.

6.	To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

7.
To review and approve the Company’s and its subsidiaries’ hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.	engage independent counsel and other advisors it determines necessary to carry out the Committee’s duties and responsibilities;

2.	set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and

3.	communicate directly with the internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBLITIES AND DUTIES OF THE COMMITTEE

Auditors

1.	The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee.

2.
The Committee is responsible for ensuring the independence of the Auditors. On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors. This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A. At the Committee meeting at which the Company’s annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company’s management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

1.	that the Company’s system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;

2.	that the Company’s reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;

3.	that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;

4.	that risk management policies are in place to identify and reduce significant financial and business risks; and

5.	that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A. The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results. The Committee shall meet with the Company’s management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1.	As part of the quarterly and annual reviews described above, the Committee will:

(a)	meet with management in the absence of the Auditors for the annual review;

(b)	meet with the Auditors in the absence of management for the annual review;

(c)
review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(d)	review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)
review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(f)	obtain an explanation from management of all significant variances between comparative reporting periods;

(g)	review the post-audit or management letter, containing the recommendations of the Auditors, and management’s response and subsequent follow up to matters raised by the Auditors;

(h)	review any evaluation of internal controls by the Auditors, together with management’s response; and

(i)	review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.

2.	In addition to the quarterly and annual reviews, the Committee will:

(a)	prior to the commencement of each annual audit, meet with the Auditors to review the Auditors’ audit plan for the ensuing audit;

(b)	review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

(c)           review annually and recommend changes to the Company’s code of conduct.

3.	The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.